SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 104495 / December 22, 2025

Admin. Proc. File No. 3-20297

In the Matter of

MJ BIOTECH, INC.,
F/K/A MICHAEL JAMES ENTERPRISES, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

**Failure to Comply with Periodic Filing Requirements**

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of all classes of the company's securities.

APPEARANCES:

*Wolfgang Heimerl* and *Robert J. Kinney*, Heimerl Law Firm, for MJ Biotech, Inc.

*Sandhya C. Harris*, *Christopher Bruckmann*, and *Samantha M. Williams* for the Division of Enforcement.

On May 11, 2021, the Securities and Exchange Commission issued an order instituting proceedings (the "OIP") against MJ Biotech, Inc., formerly known as Michael James Enterprises, Inc. (CIK No. 1543272; ticker: MJTV), under Section 12(j) of the Securities Exchange Act of 1934.[1]  After the Commission set aside an earlier order that it had issued finding MJ Biotech to be in default,[2] the Division of Enforcement and MJ Biotech filed cross-motions for summary disposition, with the Division seeking to revoke the registration of MJ Biotech's securities and MJ Biotech seeking to have the OIP declared void or, alternatively, requesting that the Commission impose only a three-month suspension on the registration of its securities.  For the reasons below, we grant the Division's motion and revoke the registration of MJ Biotech's securities.

## I.     Background

MJ Biotech is a Wyoming corporation located in Boynton Beach, Florida, with a class of securities registered under Exchange Act Section 12(g).[3]  That registration subjected MJ Biotech to the Exchange Act's periodic filing requirements.[4]

MJ Biotech last filed a required periodic report with the Commission on July 11, 2019, when it filed late a Form 10-K for the year ended December 31, 2018, which reported a net loss of $837,760.  In May 2019, MJ Biotech filed a Form 12b-25, Notification of Late Filing, for the company's quarterly report for the period ended March 31, 2019.  In that filing, MJ Biotech stated that it "require[d] additional time to complete" the report because its "limited resources" meant it could not "retain the additional accounting and financial personnel required to complete the Report in a timely manner" and it was "unable to pay additional fees in order to expedite the auditor review of same."  MJ Biotech filed another Form 12b-25 for its next quarterly report on August 14, 2019, providing the same reasons for not filing its required report.  MJ Biotech has not filed another Form 12b-25 or a required periodic report since then.

On May 11, 2021, the Commission issued the OIP against MJ Biotech under Exchange Act Section 12(j).[5]  At that time, MJ Biotech had been delinquent for twenty-three months, having failed to file two annual reports and six quarterly reports.  MJ Biotech also failed to answer the OIP or respond to an order to show cause.  In September 2021, the Commission

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[1]     15 U.S.C. § 78*l*(j); *see MJ Biotech, Inc.*, Exchange Act Release No. 91850, 2021 WL 1911710 (May 11, 2021).

[2]     *See MJ Biotech, Inc.*, Exchange Act Release No. 92880, 2021 WL 4067015 (Sept. 3, 2021), *vacated by* Exchange Act Release No. 97644, 2023 WL 3790803 (June 2, 2023).

[3]     According to the OIP, as of April 1, 2021, Respondent's common stock was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets").  Respondent's common stock is no longer quoted on OTC Link.

[4]     *See* 15 U.S.C. § 78m(a).

[5]     *See MJ Biotech*, 2021 WL 1911710, at *1.

found MJ Biotech in default, deemed the allegations in the OIP to be true, and revoked the registration of MJ Biotech's securities.[6]

In January 2022, MJ Biotech moved for the Commission to set aside the default and to vacate the order revoking the registration of its securities. MJ Biotech claimed that its CEO had suffered from serious health issues in 2021 and that it had not received the OIP or show cause order. MJ Biotech attached to its motion a "Comprehensive Form 10-K" that purported to include all information required by its missed periodic reports for 2019 and 2020. The Form 10-K reported net losses of more than $4 million in 2019 and more than $13 million in 2020. According to the Form 10-K, MJ Biotech had also changed its business focus from "Nutraceuticals" to the "distribution of Hemp (CBD) based products" around February 2019. MJ Biotech did not file this Form 10-K on EDGAR as required to make it broadly available to the public.

The Commission granted MJ Biotech's motion, set aside the entry of default, and vacated its prior order revoking the registration of MJ Biotech's securities.[7] The Commission then directed the parties to file briefs "addressing the effect of . . . setting aside the default, including on prior actions taken in this proceeding, and any other matters that the parties believe would assist the Commission in determining the appropriate procedure going forward for (and other issues related to) this proceeding."[8] The parties filed a joint brief "agree[ing] that this matter should follow the ordinary procedure for resolution of Section 12(j) proceedings," and proposed a deadline for MJ Biotech to file an answer and for the parties to hold a prehearing conference. MJ Biotech then answered the OIP, after which the parties cross-moved for summary disposition.

## II.    Analysis

Under Commission Rule of Practice 250, a motion for summary disposition may be granted if "there is no genuine issue with regard to any material fact" and the moving party is "entitled to summary disposition as a matter of law."[9] The parties agree that there are no disputed material facts and neither party requests a hearing. For the reasons below, we grant the Division's summary disposition motion and revoke the registration of MJ Biotech's securities.

## A.    The Commission's order setting aside the default did not void the OIP.

MJ Biotech contends that the OIP became void when the Commission vacated the Commission's previous order revoking the company's securities registration, arguing that the OIP cannot serve as the basis for a second revocation order. MJ Biotech forfeited this argument. Asked by the Commission to brief the effect of setting aside the default, MJ Biotech did not argue that the OIP was void, but rather agreed with the Division that "this matter should follow

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[6]    *MJ Biotech*, 2021 WL 4067015, at *2.

[7]    *MJ Biotech*, 2023 WL 3790803, at *2.

[8]    *Id.*

[9]    17 C.F.R. § 201.250(b).

the ordinary procedure for resolution of Section 12(j) proceedings," whereby MJ Biotech would answer the OIP, and the parties would hold a prehearing conference.  MJ Biotech did not treat the Commission's order setting aside the default and vacating the earlier order revoking MJ Biotech's registration as a dismissal of the OIP.  MJ Biotech likewise failed to raise the defense in its answer (which the company filed after the Commission had vacated the revocation order), despite Rule of Practice 220's requirement to "affirmatively state . . . any avoidance or affirmative defense" in an answer and the rule's warning that the failure to do so "may be deemed a waiver."[10]

In any event, the Commission's order setting aside the earlier revocation order did not void the OIP.  MJ Biotech cites several cases that provide general explanations of the effect of vacatur.  But the legal principles articulated in those cases apply only to the order vacated and the factual findings and legal conclusions contained in that vacated order.[11]  The cases do not provide that vacating a default judgment somehow renders void the pleading that initiated the case.  Nor are we aware of any such authority.  To the contrary, the Commission and federal courts have consistently held in analogous situations that vacating a default judgment renders the judgment void and restarts the case, enabling the respondent to contest the case on the merits.[12]  Indeed, that is how MJ Biotech initially treated the revocation of the default and vacatur of the order revoking the registration of its securities.

## B.     MJ Biotech violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Turning to the merits here, Exchange Act Section 12(j) authorizes us, as "necessary or appropriate for the protection of investors," to revoke the registration of all classes of an issuer's securities if we find that the issuer has failed to comply with any provision of the Exchange Act or its rules.[13]  Section 13(a) requires issuers of registered securities, such as MJ Biotech, to file periodic reports with the Commission "for the proper protection of investors and to insure fair

[10]     Rule of Practice 220(c), 17 C.F.R. § 201.220(c).

[11]     MJ Biotech cites *United States v. Munsingwear, Inc.*, 340 U.S. 36, 40–41 (1950) (explaining that party should have moved to vacate moot judgment, as motion would "prevent *a judgment*, unreviewable because of mootness, from spawning any legal consequences") (emphasis added); *Aviation Enters., Inc. v. Orr*, 716 F.2d 1403, 1408 (D.C. Cir. 1983) (vacating district court order and explaining that vacatur "drain[s] *the court's underlying findings of fact* of whatever vitality they might otherwise have had for res judicata purposes") (emphasis added); and *Kelso v. U.S. Dep't of State*, 13 F. Supp. 2d 12, 17 (D.D.C. 1998) ("In fact, basic understandings of vacatur dramatize that, by definition, *that which is vacated* loses the ability to 'spawn[] any legal consequences.'") (quoting *Munsingwear, Inc.*, 340 U.S. at 41) (emphasis added).

[12]     *See, e.g.*, *Falk v. Allen*, 739 F.2d 461, 463–64 (9th Cir. 1984) (affirming grant of motion to vacate default judgment by district court, explaining that "a case should, whenever possible, be decided on the merits," and remanding for further proceedings); *RKO Res., Inc.*, Exchange Act Release No. 75765, 2015 WL 5042188, at *2 (Aug. 26, 2015) (setting aside default, vacating initial decision, and remanding matter for further proceedings).

[13]     15 U.S.C. § 78*l*(j).

dealing" in the companies' securities.[14] Rules 13a-1 and 13a-13 set forth the requirements for the quarterly and annual reports mandated under Section 13(a), including the deadlines for filing these reports.[15] A violation of these provisions does not require scienter.[16]

MJ Biotech had failed to comply with these provisions at the time of the OIP by not filing eight required reports that were due between May 2019 and March 2021. MJ Biotech does not dispute this delinquency, but instead argues that the Form 10-K that it attached to its motion to set aside the default would have cured the deficiencies alleged in the OIP. However, MJ Biotech has not yet actually filed that Form 10-K or any other required periodic report since July 2019. Nor would the filing of such late reports change that MJ Biotech still failed to comply with its obligation to file timely reports as alleged in the OIP.[17]

We therefore find that MJ Biotech violated Section 13(a) and Rules 13a-1 and 13a-13 and thus turn to whether suspension or revocation is necessary or appropriate under Section 12(j).

## C. We deem it necessary and appropriate to revoke the registration of all classes of MJ Biotech's registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to revoke the registration of an issuer's securities if the issuer has failed to make required filings.[18] We apply a multifactor test to determine an appropriate sanction, considering, among other things:

> [T]he seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[19]

Although these factors are nonexclusive, and no single factor is dispositive,[20] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation

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[14]      *Id.* § 78m(a).

[15]      17 C.F.R. §§ 240.13a-1, .13a-13; *see also* 15 U.S.C. § 78m(a).

[16]      *SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

[17]      *See LegacyXChange, Inc.*, Exchange Act Release No. 96401, 2022 WL 17345980, at \*3 (Nov. 29, 2022) (finding that issuer's subsequent filing of reports that were delinquent at the time of the OIP "does not provide a defense to the OIP's allegations of reporting violations").

[18]      15 U.S.C. § 78*l*(j); *see also id.* § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[19]      *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at \*4 (May 31, 2006).

[20]      *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at \*12 (Nov. 4, 2013).

of the Exchange Act that only a 'strongly compelling showing' regarding the other . . . factors would justify a sanction less than revocation."[21]

MJ Biotech's violations were serious and recurrent in that the company has not filed a single required annual and quarterly report since July 2019.[22] As the Commission has repeatedly explained, the "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[23] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[24] MJ Biotech's violations are particularly serious because its reporting failure coincided with a change in its business focus in early 2019 and with increasingly large losses in 2019 (over $4 million) and 2020 (over $13 million).[25]

MJ Biotech also showed a high degree of culpability by repeatedly failing to file any of its periodic reports, despite its repeated acknowledgments about its obligations to do so.[26] For example, MJ Biotech's filing of two Notifications of Late Filings (Forms 12b-25) in 2019 demonstrates that it knew that filing such notifications was necessary to extend the deadline to file its periodic reports, but it filed such notifications for only the first two of its missing reports.[27] And MJ Biotech never subsequently filed those reports, nor any others, which shows

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[21]    *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)).

[22]    *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *Nature's Sunshine*, 2009 WL 137145, at *5 (failure to file "required filings over the course of [ ] two-year period" was recurrent).

[23]    *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[24]    *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[25]    *See, e.g.*, *LegacyXChange*, 2022 WL 17345980, at *5 (finding that "financial difficulties are precisely the kind of information that is material to current and prospective investors" and that "failure to timely disclose such difficulties aggravates . . . violations"); *China-Biotics*, 2013 WL 5883342, at *11 (finding that delinquencies were "especially serious" when they "coincided with significant changes to the company's financial results[ ] [and] . . . business model").

[26]    *See, e.g.*, *Citizens Cap. Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012) (quoting *Am.'s Sports Voice*, 2007 WL 858747, at *3).

[27]    *See Calmare Therapeutics Inc.*, Exchange Act Release No. 97911, 2023 WL 4561052, at *4 (July 14, 2023).

that its failure to file required periodic reports was "'in knowing disregard of [its] regulatory responsibilities.'"[28]

MJ Biotech argues that its comprehensive Form 10-K discussed above evidences its efforts to remedy its past violations and to provide assurances against future ones. But even if this unfiled Form 10-K were adequate,[29] it covers only the reports that were delinquent at the time of the OIP and not any of the now seventeen additional periodic reports that remain outstanding. MJ Biotech's extensive, ongoing failure to return to compliance with its filing obligations indicates that its assurances against future violations are not credible.[30]

MJ Biotech also claims that, since the Commission issued its earlier order revoking the registration of its securities, the company's "EDGAR filing access has been restricted and has yet to be restored, making the filing of any periodic reports which may be deficient, an impossibility." We find no basis for this claim. After the Commission directed the parties to brief the issue of MJ Biotech's access to EDGAR,[31] the Division submitted two declarations from a Branch Chief in the Commission's EDGAR Business Office, which represented that (1) "EDGAR does not prevent an issuer from submitting filings on the system after the issuer's registration is revoked"; (2) "EDGAR maintains a record of all attempts to log into an EDGAR CIK account – whether successful or unsuccessful"; and (3) "[t]here is no record that any attempt, either successful or unsuccessful, was made to log into CIK 0001543272, the CIK assigned to MJ Biotech, Inc., after August 18, 2021." MJ Biotech submitted a declaration from its officer and director that does not contradict any of those facts. Rather, the officer declared only that "to the best of [his] knowledge, information and belief," MJ Biotech is "restricted from accessing its EDGAR system account." The officer did not explain the basis of that belief or describe any efforts by MJ Biotech to log into EDGAR. We thus reject MJ Biotech's claim that it has been unable to file periodic reports on EDGAR.

Although MJ Biotech contends that revocation would punish its current shareholders, MJ Biotech's failure to timely file periodic reports continues to harm its existing shareholders because they must make decisions to hold or sell its stock based on outdated and incomplete information about the company's financial situation.[32] Indeed, both current and prospective investors are harmed by this lack of current, reliable, and audited financial information about MJ

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[28]  *Id.* (quoting *Talon Real Estate Holding Corp.*, Exchange Act Release No. 87614, 2019 WL 6324601, at *4 (Nov. 25, 2019)).

[29]  We do not address the Division's claim that the Form 10-K is materially deficient in several respects because even if the report is not deficient, it would not change the outcome of this proceeding.

[30]  *See Nature's Sunshine*, 2009 WL 137145, at *6–7 (finding efforts to return to compliance inadequate where issuer had not filed all delinquent reports).

[31]  *MJ Biotech, Inc.*, Exchange Act Release No. 102025, 2024 WL 5237217 (Dec. 23, 2024).

[32]  *LegacyXChange*, 2022 WL 17345980, at *7.

Biotech to make informed investment decisions.[33]  In considering the harm to both prospective and current shareholders, we thus conclude that revocation is necessary and appropriate for their protection.

MJ Biotech also argues that, instead of revocation, the Commission should impose a three-month suspension on its registration to allow its new management "to come current on Respondent's public disclosure requirements."  But more than a year has passed since MJ Biotech made that statement, and the company has yet to file another periodic report.  We therefore find no basis to conclude that MJ Biotech will return to compliance, let alone return within three months.[34]

Accordingly, we find it necessary and appropriate for the protection of investors to revoke the registration of all classes of MJ Biotech's registered securities.

An appropriate order will issue.

By the Commission (Chairman ATKINS and Commissioners PEIRCE, CRENSHAW, and UYEDA).

Vanessa A. Countryman
Secretary

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[33] *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 WL 2167956, at *10 (May 23, 2008); *see also China-Biotics*, 2013 WL 5883342, at *14 ("All investors in the marketplace, both current and prospective, have been deprived of timely reports that accurately reflect the company's financial situation and material business developments.").

[34] *See Nature's Sunshine*, 2009 WL 137145, at *7 (finding that "need for finality in Commission administrative proceedings" weighed in favor of revocation where issuer could not realistically return to compliance in foreseeable future).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 104495 / December 22, 2025

Admin. Proc. File No. 3-20297

In the Matter of

MJ BIOTECH, INC.,
F/K/A MICHAEL JAMES ENTERPRISES, INC.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of MJ Biotech, Inc., f/k/a Michael James Enterprises, Inc. (CIK No. 1543272; ticker: MJTV) under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of December 23, 2025.

By the Commission.

Vanessa A. Countryman
Secretary